3-6-02

1071961

02012175

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

DATED March 6, 2002

HMV Media Group plc
(Exact name of registrant as specified in its Charter)

England and Wales
(Jurisdiction of Incorporation or organization)

Shelly House, 2-4 York Road, Maidenhead, Berkshire SL6 1SR
(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__x__ Form 40-F_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No__x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

Communication to the holders of the 'B' Preferred Ordinary Shares

HMV Media Group plc
Shelley House
2-4 York Road
Maidenhead
Berks SL6 1SR
Incorporated in England and Wales Registered No. 3412290 Registered Office: 142 Wardour Street, London W1V 4LN

4 March 2002

To the holders of the 'B' Preferred Ordinary Shares.

Dear Shareholder

PROPOSED REDUCTION OF SHARE PREMIUM ACCOUNT

I enclose a copy of a letter enclosing notices of Extraordinary General Meetings of the Company to be held on 14 March 2002 and 2 April 2002 respectively. In the event that the earlier meeting on short notice is able to be held and the requisite resolutions have been passed, no business will be transacted at the later meeting.

The business of the Extraordinary General Meetings includes the consideration and, if thought fit, the passing of special resolutions to reduce the Share Premium Account of the Company and to change the Company's name.

Under article 11.3 of the Company's Articles of Association a reduction of the Share Premium Account of the Company is deemed to be a variation of the rights conferred on the holders of the 'B' Preferred Ordinary Shares, for which the prior consent or sanction of the holders of the 'B' Preferred Ordinary Shares is required. The same is true of any amendment of the Memorandum of Association. Pursuant to article 11.1 of the Company's Articles of Association, such consent or sanction requires the consent in writing of the holders of more than three-fourths of the issued 'B' Preferred Ordinary Shares or the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the 'B' Preferred Ordinary Shares respectively.

In view of the proposal that the Extraordinary General Meeting of the Company to be held on 14 March 2002 is held on short notice and of the quorum requirements for a separate general meeting of the holders of the 'B' Preferred Ordinary Shares, the Directors have decided to seek your consent to the proposed reduction of Share Premium Account in writing.

If you agree to the deemed variation of the rights conferred on the holders of the 'B' Preferred Ordinary Shares effected by the proposed reduction of Share Premium Account and any resulting amendment of the Memorandum of Association flowing from the proposed change to the Company's name, please sign and return the enclosed form of consent as soon as possible to Graham Howell, Company Secretary in the envelope provided or by fax (fax no. +44 (0)1628 818304/818305).

Yours faithfullv

Chief Executive

HMV MEDIA GROUP PLC
CONSENT OF HOLDER OF 'B' PREFERRED ORDINARY SHARES

I/We [See Note (1) below]...) Block
....) Capitals
....) Please
being (a) holder(s) of 'B' Preferred Ordinary Shares of the above-named Company, hereby consent to and sanction, pursuant to article 11.1 of the Company's Articles of Association:

1. the amount standing to the credit of the Share Premium Account of the Company being reduced by the sum of £220,000,000 (two hundred and twenty million pounds sterling);

2. any variation or abrogation (actual or deemed) of the rights attached to the 'B' Preferred Ordinary Shares of the Company to be effected by or necessary to give effect to such reduction; and

3. the Company's name being changed and any resulting amendment of the memorandum of association.

DATED 2002

Signature :
[See Note (2) below]
Name :
(in block capitals please)
Address :

NOTES:
1. In the case of joint shareholders all should be named but the signature of only the first named holder on the Register is required.

2. In the case of a corporation, this form of consent must be under its Common Seal or under the hand of an officer or attorney duly authorised in writing.

3. This form of consent and Power of Attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, should be signed and returned to the Company Secretary in the envelope provided or by fax (fax no. +44 (0)1628 818304/818305).

Communication to the holders of the 'A' Preferred Ordinary Shares

HMV Media Group plc
Shelley House
2-4 York Road
Maidenhead
Berks SL6 1SR
Incorporated in England and Wales Registered No. 3412290 Registered Office: 142 Wardour Street, London W1V 4LN

4 March 2002

To the holders of the 'A' Preferred Ordinary Shares.

Dear Shareholder

PROPOSED REDUCTION OF SHARE PREMIUM ACCOUNT

I enclose a copy of a letter enclosing notices of Extraordinary General Meetings of the Company to be held on 14 March 2002 and 2 April 2002 respectively. In the event that the earlier meeting on short notice is able to be held and the requisite resolutions have been passed, no business will be transacted at the later meeting.

The business of the Extraordinary General Meetings includes the consideration and, if thought fit, the passing of special resolutions to reduce the Share Premium Account of the Company and to change the Company's name.

Under article 11.3 of the Company's Articles of Association a reduction of the Share Premium Account of the Company is deemed to be a variation of the rights conferred on the holders of the 'A' Preferred Ordinary Shares, for which the prior consent or sanction of the holders of the 'A' Preferred Ordinary Shares is required. The same is true of any amendment of the Memorandum of Association. Pursuant to article 11.1 of the Company's Articles of Association, such consent or sanction requires the consent in writing of the holders of more than three-fourths of the issued 'A' Preferred Ordinary Shares or the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the 'A' Preferred Ordinary Shares respectively.

In view of the proposal that the Extraordinary General Meeting of the Company to be held on 14 March 2002 is held on short notice and of the quorum requirements for a separate general meeting of the holders of the 'A' Preferred Ordinary Shares, the Directors have decided to seek your consent to the proposed reduction of Share Premium Account in writing.

If you agree to the deemed variation of the rights conferred on the holders of the 'A' Preferred Ordinary Shares effected by the proposed reduction of Share Premium Account and any resulting amendment of the Memorandum of Association flowing from the proposed change to the Company's name, please sign and return the enclosed form of consent as soon as possible to Graham Howell, Company Secretary in the envelope provided or by fax (fax no. +44 (0)1628 818304/818305).

Yours faithfully

Chief Executive

HMV MEDIA GROUP PLC
CONSENT OF HOLDER OF 'A' PREFERRED ORDINARY SHARES

I/We [See Note (1) below]...) Block
....) Capitals
....) Please
being (a) holder(s) of 'A' Preferred Ordinary Shares of the above-named Company, hereby consent to and sanction, pursuant to article 11.1 of the Company's Articles of Association:

1. the amount standing to the credit of the Share Premium Account of the Company being reduced by the sum of £220,000,000 (two hundred and twenty million pounds sterling);

2. any variation or abrogation (actual or deemed) of the rights attached to the 'A' Preferred Ordinary Shares of the Company to be effected by or necessary to give effect to such reduction; and

3. the Company's name being changed and any resulting amendment of the memorandum of association.

DATED 2002

Signature :
[See Note (2) below]
Name :
(in block capitals please)
Address :

NOTES:
1. In the case of joint shareholders all should be named but the signature of only the first named holder on the Register is required.

2. In the case of a corporation, this form of consent must be under its Common Seal or under the hand of an officer or attorney duly authorised in writing.

3. This form of consent and Power of Attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, should be signed and returned to the Company Secretary in the envelope provided or by fax (fax no. +44 (0)1628 818304/818305).

FORM OF PROXY FOR HOLDERS OF ORDINARY SHARES AND HOLDERS OF PREFERRED ORDINARY SHARES

HMV MEDIA GROUP PLC
EXTRAORDINARY GENERAL MEETING
FORM OF PROXY
FOR HOLDERS OF ORDINARY SHARES AND HOLDERS OF PREFERRED ORDINARY SHARES

I/We [See Note (1) below]...) Block
....) Capitals
....) Please
being (a) Member(s) of the above-named Company, hereby appoint [the Chairman of the Meeting][.......................................] [See note (2) below] as my/our proxy to attend and vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held at Shelley House, 2-4 York Road, Maidenhead, Berks SL6 1SR on 14 March 2002 at 2.00 p.m. and at any adjournment thereof.

In respect of the following Resolution(s) my/our proxy is instructed to vote as shown by "X" below. [See Note (3) below]

RESOLUTIONS	**VOTES**	
	For	**Against**
Special Resolution No. 1	[ ]	[ ]
Special Resolution No. 2	[ ]	[ ]

DATED 2002

Signature :
[See Note (4) below]
Name :
(in block capitals please)
Address :
[See Note (5) below]

NOTES:

1. In the case of joint shareholders all should be named but the signature of only the first named holder on the Register is required.
2. If any other proxy is preferred, please insert the name of the proxy desired in the space provided and initial the alteration. Such other proxy need not be a shareholder.
3. Please indicate with an "X" in the space provided how you wish your votes to be cast in respect of the Resolutions to be proposed. Unless expressly instructed otherwise in the form as to how the proxy is to vote on any particular matter, the proxy will vote or abstain at his/her discretion.

4. In the case of a corporation, this form of proxy must be under its Common Seal or under the hand of an officer or attorney duly authorised in writing.

5. To be valid, this form of proxy and the Power of Attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be completed and deposited with the Company Secretary, Shelley House, 2-4 York Road, Maidenhead, Berks SL6 1SR, or if by fax, to fax no. +44 (0)1628 818304/818305, not less than 48 hours before the time appointed for the Meeting.

6. Holders of Junior Preference Shares and holders of Senior Preference Shares have no right to vote at the Extraordinary General Meeting.

HMV MEDIA GROUP PLC
EXTRAORDINARY GENERAL MEETING
FORM OF PROXY
FOR HOLDERS OF ORDINARY SHARES AND HOLDERS OF PREFERRED ORDINARY SHARES

I/We [See Note (1) below]...) Block
....) Capitals
....) Please
being (a) Member(s) of the above-named Company, hereby appoint [the Chairman of the Meeting][......................................] [See note (2) below] as my/our proxy to attend and vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held at Shelley House, 2-4 York Road, Maidenhead, Berks SL6 1SR on 2 April 2002 at 2.00 p.m. and at any adjournment thereof.

In respect of the following Resolution(s) my/our proxy is instructed to vote as shown by "X" below. [See Note (3) below]

RESOLUTIONS	**VOTES**	
	For	**Against**
Special Resolution No. 1	[ ]	[ ]
Special Resolution No. 2	[ ]	[ ]

DATED 2002

Signature :
[See Note (4) below]
Name :
(in block capitals please)
Address :
[See Note (5) below]

NOTES:

1. In the case of joint shareholders all should be named but the signature of only the first named holder on the Register is required.
2. If any other proxy is preferred, please insert the name of the proxy desired in the space provided and initial the alteration. Such other proxy need not be a shareholder.
3. Please indicate with an "X" in the space provided how you wish your votes to be cast in respect of the Resolutions to be proposed. Unless expressly instructed otherwise in the form as to how the proxy is to vote on any particular matter, the proxy will vote or abstain at his/her discretion.

4. In the case of a corporation, this form of proxy must be under its Common Seal or under the hand of an officer or attorney duly authorised in writing.

5. To be valid, this form of proxy and the Power of Attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be completed and deposited with the Company Secretary, Shelley House, 2-4 York Road, Maidenhead, Berks SL6 1SR, or if by fax, to fax no. +44 (0)1628 818304/818305, not less than 48 hours before the time appointed for the Meeting.

6. Holders of Junior Preference Shares and holders of Senior Preference Shares have no right to vote at the Extraordinary General Meeting.

HMV MEDIA GROUP PLC
CONSENT TO SHORT NOTICE
FOR HOLDERS OF ORDINARY SHARES AND PREFERRED ORDINARY SHARES

I/We [See Note (1) below]...) Block
....) Capitals
....) Please
being (a) Member(s) of the above-named Company, holding Ordinary Shares and/or Preferred Ordinary Shares in the capital of the Company and having a right to attend and vote at the meeting referred to below, hereby consent to and sanction, pursuant to Sections 369 and 378 Companies Act 1985:

1. the holding of the Extraordinary General Meeting of the Company convened for 14 March 2002 on less than the statutory notice; and

2. the proposal and passing at the said meeting or any adjournment thereof of the Resolutions set out in the notice of such Meeting as Special Resolutions notwithstanding that less than 21 days' notice thereof has been given.

DATED 2002

Signature :
[See Note (2) below]
Name :
(in block capitals please)
Address :

NOTES:

1. In the case of joint shareholders all should be named but the signature of only the first named holder on the Register is required.
2. In the case of a corporation, this form of consent must be under its Common Seal or under the hand of an officer or attorney duly authorised in writing.
3. This form of consent and Power of Attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, should be signed and returned to the Company Secretary in the envelope provided or by fax (fax no. +44 (0)1628 818304/818305).

CIRCULAR TO ALL SHAREHOLDERS

HMV Media Group plc
Shelley House
2-4 York Road
Maidenhead
Berks SL6 1SR
Incorporated in England and Wales Registered No. 3412290 Registered Office: 142 Wardour Street, London W1V 4LN

4 March 2002

To the holders of the Ordinary Shares, the Preferred Ordinary Shares, the Junior Preference Shares and the Senior Preference Shares and, for information purposes only, to the holders of options under the HMV Media Group plc Senior Executive Share Option Scheme.

Dear Shareholder

PROPOSED REDUCTION OF SHARE PREMIUM ACCOUNT AND CHANGE OF NAME

Introduction

I am writing to you to set out details of proposals to reduce the Share Premium Account of the Company and to change the Company's name.

The contents of this letter are important and I would urge you to sign and return the enclosed forms of proxy and form of consent, referred to in the paragraph headed "Action to be Taken" below, as soon as possible either by fax to Graham Howell or using the envelope provided.

Reduction of Share Premium Account

Background

The Report and Accounts of the Group for the year ended 28 April 2001 showed a deficit of approximately £345 million on the Company's consolidated Profit and Loss Account. This deficit principally represents the losses sustained as a result of interest charges in respect of the Company's indebtedness. It also reflects the impairment provision of £130 million relating to the adjustment to the carrying value of the Company's investment in the Waterstone's business and accruals of the cumulative dividend and premium payable on the redemption of the Senior and Junior Preference Shares.

While the Company has a deficit on its profit and loss account it is restricted from making dividend payments or distributions of any kind to its shareholders. Accordingly, the Board has concluded that it would be appropriate now, before the current financial year end, to reorganise the reserves of the Company so that it is in a stronger position to pursue the various options it is considering for the next stage in the development of the Group .

Legal Background and Proposal

When a company issues shares (whether for cash or otherwise) at a value greater than their nominal value, section 130 of the Companies Act 1985 requires that (except where merger relief is available) the premium must be transferred to a special reserve known as a "Share Premium Account". The amount currently standing to the credit of the Company's Share Premium Account is approximately £223 million. This reserve may only be used for the purpose of paying up unissued shares to be allotted as fully paid bonus shares or in writing off the expenses of the Company incurred in connection with the issue of any further shares or otherwise as permitted by the Companies Act 1985.

With the approval of Shareholders in general meeting and the sanction of the High Court, the Share Premium Account may be reduced to eliminate a deficit on the Company's Profit and Loss Account.

Accordingly, your Directors propose that the Share Premium Account of the Company should be reduced by £220 million and that sum be transferred to the Company's Profit and Loss Account. Ignoring the accruals of cumulative dividend and premium payable on redemption of the Senior and Junior Preference Shares reflected in the accounts to 28 April 2001 and without taking into account any further losses incurred by the Company as a result of interest payments and other charges in the current financial year, this would reduce the deficit on the Company's Profit and Loss Account to some £22 million.

Procedure for Reduction

The reduction of the Company's Share Premium Account requires the sanction of a special resolution passed at a general meeting of the Company and separate class consents of the holders of Junior Preference Shares and Preferred Ordinary Shares. In addition the reduction has to be confirmed by the Court.

The special resolution will be proposed at an Extraordinary General Meeting of the Company. At this meeting only the holders of Preferred Ordinary Shares and Ordinary Shares will be entitled to vote. It is also proposed that the class consents of the holders of Junior Preference Shares, of the 'A' Preferred Ordinary Shares and of the 'B' Preferred Ordinary Shares will be given in writing. The Company's articles of association require such class consents to be given by the holders of more than three-fourths of the class of shares in question.

An application to the High Court to confirm the reduction is intended to be made following the passing of the special resolution at the Extraordinary General Meeting and the obtaining of the necessary class consents. In order to obtain the confirmation of the High Court to the reduction, the Company may be required to offer an undertaking to the Court to protect the interests of its creditors existing at the date when the reduction takes effect. The Company will provide such undertaking to the Court as it may be advised is appropriate. It is anticipated that such an undertaking would restrict the Company, in certain circumstances, from making distributions out of certain profits of the Company referable to its assets at the time that the reduction took effect. These would be likely to include profits arising from sales or revaluations of such assets (including distributions made by subsidiaries from their profits earned prior to the reduction taking effect), or the release by the Company of any provisions made prior to the reduction taking effect.

It is anticipated that the hearing seeking the confirmation of the High Court to the reduction of Share Premium Account will take place approximately one month after the date of the passing of the relevant resolution at the Extraordinary General Meeting. If confirmed by the Court the reduction of Share Premium Account will take effect from the date when the Court order is lodged with the Registrar of Companies.

Change of Name

Background

The Company commenced trading under the name "HMV Media Group plc" in 1998. The Board has decided that the inclusion of the word "Media" in the name is not appropriate bearing in mind the Group's activities as a retailer of predominantly music and books. We therefore propose to change the name of the Company to "HMV Group plc".

Procedure for Change

The change in the Company's name requires the sanction of a special resolution of the Company and the issue by the Registrar of Companies of a Certificate of Incorporation on Change of Name reflecting the change. The change will be effective once this Certificate has been issued by the Registrar.

Extraordinary General Meeting

As explained above, the proposed reduction of the Share Premium Account and change of name each require the passing at the Extraordinary General Meeting of a special resolution. The confirmation of the Court to the reduction of the Company's Share Premium Account can only be sought after the relevant special resolution has been passed. In order to allow the process to begin as soon as possible (bearing in mind the Company's year end is on 27 April 2002 and the Court will have an Easter vacation) the Directors have decided to convene the Extraordinary General Meeting, subject to the consent of the requisite number and majority of shareholders, to be held on short notice on 14 March 2002. In case consent to the meeting to be held on short notice is not obtained, the Directors have also convened an Extraordinary General Meeting to be held on 2 April 2002 at which the same resolutions will be put. However, if the earlier meeting on short notice is able to be held and the requisite resolutions have been passed no business will be transacted at the later meeting.

Action to be Taken

It is important that you take immediate action as set out below in relation to the Extraordinary General Meetings.

You will find enclosed forms of proxy for use at the Extraordinary General Meetings. **Whether or not you are intending to be present at the Meetings you are requested to complete both forms of proxy, which should be returned to Graham Howell, Company Secretary in the envelope provided or by fax (fax no. +44 (0)1628 818304/818305) as soon as possible and in any event so as to be received not later than 48 hours before the time of each of the Extraordinary General Meetings.** Completion and return of the forms of proxy will not prevent you from attending and voting at the Meetings if you so wish.

You will also find enclosed a form of consent to short notice. If you agree to the Extraordinary General Meeting convened for 14 March 2002 being held without the usual 21 clear days' notice being given, **please sign and return the form of consent to Graham Howell, Company Secretary in the envelope provided or by fax (fax no. +44 (0)1628 818304/818305) as soon as possible.**

If you have any queries in relation to this letter or the action to be taken as a result of it please telephone Graham Howell, Company Secretary (tel. no. +44 (0)1628 818356) or Denise Tomblin, Group Tax Manager (tel. no. +44 (0) 1628 818338).

Recommendation

The Directors believe that the proposals are in the best interests of the Company and its Shareholders.

They therefore unanimously recommend you to vote in favour of the special resolutions to be proposed at the Extraordinary General Meetings.

Yours faithfully



HMV MEDIA GROUP PLC

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at Shelley House, 2-4 York Road, Maidenhead, Berks SL6 1SR on 14 March 2002 at 2.00 p.m. for the purpose of considering and, if thought fit, passing the following resolutions as Special Resolutions:

SPECIAL RESOLUTIONS

1. THAT the amount standing to the credit of the Share Premium Account of the Company be and the same is hereby reduced by the sum of £220,000,000 (two hundred and twenty million pounds sterling).
2. THAT the name of the Company be changed to "HMV Group plc".

DATED 4 March 2002

BY ORDER OF THE BOARD

....

Secretary

Note: A member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not also be a member.

HMV MEDIA GROUP PLC

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at Shelley House, 2-4 York Road, Maidenhead, Berks SL6 1SR on 2 April 2002 at 2.00 p.m. for the purpose of considering and, if thought fit, passing the following resolutions as Special Resolutions:

SPECIAL RESOLUTIONS

1. THAT the amount standing to the credit of the Share Premium Account of the Company be and the same is hereby reduced by the sum of £220,000,000 (two hundred and twenty million pounds sterling).
2. THAT the name of the Company be changed to "HMV Group plc".

DATED 4 March 2002

BY ORDER OF THE BOARD

....

Secretary

Notes:

(1) A member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not also be a member.

(2) In the event that the resolutions set out in this notice are passed at an Extraordinary General Meeting of the Company to be held on 14 March 2002, such resolutions will not be put to the above meeting.

LETTER TO HOLDERS OF JUNIOR PREFERENCE SHARES

HMV Media Group plc
Shelley House
2-4 York Road
Maidenhead
Berks SL6 1SR
Incorporated in England and Wales Registered No. 3412290 Registered Office: 142 Wardour Street, London W1V 4LN

4 March 2002

To the holders of the Junior Preference Shares.

Dear Shareholder

PROPOSED REDUCTION OF SHARE PREMIUM ACCOUNT

I enclose a copy of a letter enclosing notices of Extraordinary General Meetings of the Company to be held on 14 March 2002 and 2 April 2002 respectively. In the event that the earlier meeting on short notice is able to be held and the requisite resolutions have been passed, no business will be transacted at the later meeting.

The business of the Extraordinary General Meetings includes the consideration and, if thought fit, the passing of a special resolution to reduce the Share Premium Account of the Company. Under article 11.2 of the Company's Articles of Association a reduction of the Share Premium Account of the Company is deemed to be a variation of the rights conferred on the holders of the Junior Preference Shares, for which the prior consent or sanction of the holders of the Junior Preference Shares is required. Pursuant to article 11.1 of the Company's Articles of Association, such consent or sanction requires the consent in writing of the holders of more than three-fourths of the issued Junior Preference Shares or the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the Junior Preference Shares respectively.

In view of the proposal that the Extraordinary General Meeting of the Company to be held on 14 March 2002 is held on short notice and of the quorum requirements for a separate general meeting of the holders of the Junior Preference Shares, the Directors have decided to seek your consent to the proposed reduction of Share Premium Account in writing.

If you agree to the deemed variation of the rights conferred on the holders of the Junior Preference Shares effected by the proposed reduction of Share Premium Account, please sign and return the enclosed form of consent as soon as possible to Graham Howell, Company Secretary in the envelope provided or by fax (fax no. +44 (0)1628 818304/818305).

Yours faithfully

HMV MEDIA GROUP PLC
CONSENT OF HOLDER OF JUNIOR PREFERENCE SHARES

I/We [See Note (1) below]...) Block
....) Capitals
....) Please
being (a) holder(s) of Junior Preference Shares of the above-named Company, hereby consent to and sanction, pursuant to article 11.1 of the Company's Articles of Association:

1. the amount standing to the credit of the Share Premium Account of the Company being reduced by the sum of £220,000,000 (two hundred and twenty million pounds sterling); and

2. any variation or abrogation (actual or deemed) of the rights attached to the Junior Preference Shares of the Company to be effected by or necessary to give effect to such reduction.

DATED 2002

Signature :
[See Note (2) below]
Name :
(in block capitals please)
Address :

NOTES:

1. In the case of joint shareholders all should be named but the signature of only the first named holder on the Register is required.

2. In the case of a corporation, this form of consent must be under its Common Seal or under the hand of an officer or attorney duly authorised in writing.

3. This form of consent and the Power of Attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, should be signed and returned to the Company Secretary in the envelope provided or by fax (fax no. +44 (0)1628 818304/818305).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 6, 2002

HMV MEDIA GROUP PLC

By N. Bright

Name: Neil Bright
Title: Group Finance Director